SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2010

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.
6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: November 30, 2010

Press Release

For Immediate Release

OTI Successfully Completes Voter Registry Project in Zanzibar; Voter
ID System Detected Hundreds of Duplicate Registration Attempts

- Voters Provided with Biometric Voter Cards
- Decreased Amount of Eligible Voters by 18% than Predicted
- Helping to Ensure "One Person - One Vote".

ISELIN, N.J., November 30, 2010 - On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless microprocessor-based smart card solutions for homeland security, payments, petroleum payments, eID Systems and other applications, has successfully completed the upgrade of Zanzibar’s Permanent Voter Registry, including the distribution of biometric-based voter cards, for the country’s electoral commission.

The project, announced in 2008, wrapped up last month after the completion of general elections in Tanzania and Zanzibar. The government’s  project objectives were to verify voter identity, detect and avoid double registration attempts and issue new voter ID cards bearing advanced security features. The system ensured a "one person - one vote" election.

As part of the contract, OTI supplied its end-to-end solution, based on its proprietary, state-of-the-art Voter ID Registry Magna™ platform.  The system captured the identity of eligible citizens, posted voter lists and issued voter ID cards which were used in the recent election.  Enrollment was conducted throughout the country, both in urban and rural areas, using OTI’s mobile enrollment systems.  OTI also provided mobile enrollment stations and incorporated a biometric Automatic Fingerprint Identification System (AFIS).

The Voter ID system detected hundreds of duplicate registration attempts, which deterred others from trying to register multiple times; as a result, the amount of eligible voters decreased by 18 percent helping to provide more accurate and fairly conducted election.

“OTI’s technology helped ensure a fair and democratic election in Zanzibar, preserving the ‘one person, one vote’ key tenet the government was trying to protect,” said Oded Bashan, chairman and CEO, OTI. “Our voter ID card system is a natural extension of our proven expertise in developing advanced national ID card and electronic passport systems. OTI's end-to-end Magna based solution, complemented by the company's knowledge and experience, allows countries to access a quick and cost-effective path to implement secured identification and verification needs, regardless of the country’s size and telecommunication infrastructure.”

OTI’s Voter ID system supports both online and offline communication, thereby allowing every citizen to register and vote irrespective of the local area’s communications infrastructure or rural or urban setting. The system is designed to provide maximum accuracy and security while being user friendly.

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About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking, loyalty programs and secure campuses. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com, the content of which is not part of this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our goals, beliefs, future growth strategies, objectives, products, plans or current expectations. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact: Galit Mendelson Vice President of Corporate Relations 732 429 1900 ext. 111 galit@otiglobal.com	Investor Relations: Miri Segal MS-IR LLC 917-607-8654 msegal@ms-ir.com	Media Relations: Herman Chin/Christa Conte Feintuch Communications 212-808-4942/212-808-4902 oti@feintuchpr.com